FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

December 7, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is December 7, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via CCN Matthews, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports results of the 2006 soil and rock sampling program on its Blackshell Project, Alaska.  Results confirm the presence of vein-style gold mineralization hosted within a porphyritic phase of a multiphase intrusive complex.  In addition, gold mineralized veins have been encountered over an area of approximately 2 square kilometres.

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Item 5.	Full Description of Material Change

The Issuer reports results of the 2006 soil and rock sampling program on its, Blackshell Project, Alaska.  The results confirm the presence of vein-style gold mineralization hosted within a porphyritic phase of a multiphase intrusive complex.  In addition, significant gold mineralized veins have been encountered over an area of roughly 2 square kilometres.  This mineralization exhibits a bismuth-arsenic association similar to that found at the Pogo gold deposit.  These findings indicate that the Blackshell system has the potential to develop into a large, bulk tonnage deposit similar to the Fort Knox deposit.

Project Background

The Blackshell Property consists of 35 Alaska state mining claims (approximately 2,265 hectares) located in the Tintina Gold belt, 97 kilometres southeast of Fairbanks, Alaska and held 100% by ITH.  The property is situated approximately 30 kilometres from an all weather paved road.  The mineralization at Blackshell was discovered during an aggressive large regional stream sediment survey conducted by AngloGold Ashanti Exploration (U.S.A.) Inc. (AngloGold) in 2005.  The program identified a number of late intrusions that are highly anomalous in bismuth and arsenic, elements that are intimately associated with mineralization at other producing gold mines in the belt, such as Pogo and Fort Knox.  The granite that hosts mineralization is one of several younger granites that intrude a basement of Paleozoic sediments and metasediments and is believed to be of a similar age as the Fort Knox intrusions.

Results

The gold mineralization seen to date is hosted almost entirely within a porphyritic biotite-granite intrusion with several distinct textural phases.  Gold bearing quartz veins have been found over an area of 2 square kilometres.  Soil sampling and geological mapping have defined a core area of anomalous gold and sericitic alteration associated with a quartz-feldspar porphyry.  Several styles of mineralization are present, including gold, molybdenum, and tungsten bearing veins and gold, copper, and tungsten mineralization associated with intense sulphidation in surrounding hornfels wall rock.

Two distinct styles of gold mineralization are present, one associated with higher temperature veins and one associated with silicification and lower temperature quartz (Table 1, sample 801639).  There is a very strong correlation between gold and bismuth in the higher temperature veins (Table 1), which is typical at both the Fort Knox and Pogo deposits.  The association of the gold mineralization and the late stage quartz-feldspar porphyry is a key factor in focusing the mineral system.  ITH believes that the Blackshell Prospect has good exploration potential for a major bulk mineable gold deposit.

Table 1: Rock assay results from Blackshell (illustrating strong gold-bismuth association)

Sample #	Type	Alteration	Gold (g/t)	Bismuth (ppm)	Arsenic (ppm)	Silver (g/t)	Tellurium (ppm)	Tungsten (ppm)	Copper (ppm)
RK801639	Breccia Qtz	silicification	3.82	3	111	0.76	0.03	7	11
RK800277	Qtz-Aspy-Py	sericitization	2.05	383	1060	14.10	2.65	730	4
RK610519	Qtz	sericitization	1.78	271	538	5.06	2.26	23	6
RK801824	Hornfels	Pyrite	1.70	282	1480	1.84	1.56	4570	2720
RK610599	Qtz-MoS2	sericitization	1.64	283	591	4.46	2.15	530	16

Qualified Person and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  Dr. Cruise is the Vice President-Exploration of Cardero Resource Corp. and is a shareholder of ITH.  Cardero presently holds a 13.3% equity position in ITH.

The work program at the Blackshell project was designed and is supervised by Dr. Russell Myers, Vice President of Exploration for Talon Gold (US) LLC (a wholly owned subsidiary of ITH responsible for carrying out the exploration programs on ITH’s Alaskan properties), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which is then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated property acquisitions, exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

Dated at Vancouver, B.C. this 18th day of December, 2006.